Exhibit (a)(5)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 11, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Goldman, Sachs & Co. (the

“Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Chattem, Inc.

at

$93.50 Net Per Share

by

River Acquisition Corp.

an indirect wholly-owned subsidiary

of

Sanofi-Aventis

River Acquisition Corp., a Tennessee corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), is offering to purchase all outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem”), at a purchase price of $93.50 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Shareholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 8, 2010, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2009 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Chattem. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Chattem (the “Merger”) with Chattem continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted into the right to receive $93.50 in cash or any greater per Share price paid in the Offer, without interest thereon and subject to any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”). The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement, the Merger and the other transactions pursuant to the charter and by-laws of Chattem and the Tennessee Business Corporation Act on the date on which the Offer expires determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions set forth in Section 15 of the Offer to Purchase.

The Chattem Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chattem and the shareholders of Chattem, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the shareholders of Chattem accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

The Merger Agreement provides that on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if any condition to the Offer is not satisfied or waived, then, to the extent requested in writing by Chattem no less than two business days prior to the applicable expiration date, the Purchaser must extend the Offer for one or more periods of up to 10 business days; provided, that the Purchaser will not be required to extend the Offer beyond April 30, 2010 (the “Outside Date”); provided, further, that if the only condition which has not been satisfied as of the Outside Date is the Regulatory Condition, the Outside Date shall be May 30, 2010. Under the Merger Agreement, the Purchaser also will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that Purchaser may, at its sole discretion, choose to provide for a subsequent offering period for three to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, following the expiration of the Offer, all the conditions to the Offer are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement).

Parent and the Purchaser have agreed in the Merger Agreement that, without the consent of Chattem, they will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in the Offer to Purchase or amend any condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to the holders of the Shares or (vi) extend the date on which the Offer expires except as required or permitted by the Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders. Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after March 11, 2010, unless the Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Chattem provided the Purchaser with Chattem’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Chattem’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Direct)

or

(800) 323-5678 (Toll Free)

January 11, 2010